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TRUE TEMPER SPORTS, INC.




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
Exhibit 12.1 Data - Statement of Ratio of Earnings To Fixed Charges
($ in thousands)
---------------------------------------------------------------------------------
                                                                                         Three months ended
                                                          Year Ended December 31, 1998   April 4, 1999
                                                          ----------------------------   Historical
                                                          Historical   Pro Forma         ------------------
EARNINGS

  Net Income (Loss) Before Taxes......................... (34,924)    (39,096)              640

FIXED CHARGES

  Interest Expense.......................................   3,545      13,869             3,778

  Interest Factor of Operating Rents.....................     182         182                43
                                                           ------     -------           -------
  Total Fixed Charges....................................   3,727      14,051             3,821

EARNINGS, AS ADJUSTED.................................... (31,197)    (25,045)            4,461

RATIO OF EARNINGS TO FIXED CHARGES(1)....................      --          --               1.2

AMOUNT BY WHICH EARNINGS WERE INSUFFICIENT TO COVER FIXED
 CHARGES(2)..............................................  34,924      39,096                --
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(1) Information relating to the ratio of earnings to fixed charges for the fiscal years 1994 through 1997 and the three months ended March 29, 1998 has been excluded as the fixed charges were immaterial for each of those years (less than $200 for each of those periods).



(2) Earnings were not sufficient to cover fixed charges in 1998 primarily due to a $40.0 million dollar goodwill write-off taken by Black & Decker effective January 1, 1998.